UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: October 19, 2009
(Date of earliest event reported)

GOLDRICH MINING COMPANY
(Exact name of registrant as specified in its charter)

Commission File Number: **001-06412**

Alaska	**91-0742812**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3412 S. Lincoln Drive
Spokane, Washington 99203-1650
(Address of principal executive offices, including zip code)

(509) 624-5831
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. **Departure of Directors or Certain Officer; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On October 19, 2009, Goldrich Mining Company (the "Company" or "Goldrich") announced that Mr. William Schara has been appointed Chief Executive Officer ("CEO") and President of the Company effective immediately. Concurrent with this appointment, Mr. Jim Duff will replace Mr. Schara as Chairman of the Board. Mr. Duff, an independent director, was the former Chairman of the Board of Goldrich. Mr. Richard ("Dick") Walters resigned his position as President of the Company to enable the appointment of Mr. Schara, and will continue as Chief Operating Officer. In conjunction with his appointment as CEO and President, Mr. Schara resigned his position on the Company's Audit Committee and Mr. Jim Fish, a member of the Board, was appointed to the Audit Committee to replace Mr. Schara.

Mr. Schara, a Certified Public Accountant, has more than 25 years experience in finance and accounting with extensive experience in business start-ups, international business, and managing small public companies and mining company joint ventures. He has a Bachelor of Science Degree in Accounting from Marquette University. Since October 2007, Mr. Schara has served as President, Chief Executive Officer and Director of Nevoro, Inc., a Canadian company trading on the Toronto Stock Exchange which recently merged with Starfield Resources Inc. Beginning December 2004 he was employed as a management consultant for, and then from July 2005 to November 2007 as the Chief Financial officer of, Minera Andes Inc., a Canadian development stage mining company listed on the Canadian Ventures Exchange and the NASD OTCBB exchange. He previously worked for Yamana Gold Inc. and its predecessor companies from July 1995 to September 2003, the last four years of which were in the capacity of Vice President of Finance and Chief Financial Officer. Yamana Gold Inc. is a production stage Canadian public company trading on the Toronto Stock Exchange, the NYSE Amex and the London Alternative Investment Market Exchange. Since September 2004, Mr. Schara has served as a director of Marifil Mines Limited, an exploration stage Canadian public company traded on the Canadian Ventures Exchange. Since October 2003, Mr. Schara has been the owner and operator of BudgetMap, a financial planning system retailer company.

Mr. Schara will receive an annual salary of $180,000 and has been awarded 750,000 options to purchase common stock of the Company over a two-year vesting period; one third vested upon grant, one third vesting after one year and the final third vesting after two years.

Mr. Duff, joined the Board of Directors as the Chairman June 24, 2003 through March 14, 2007, and continues to serve on the Board since that date through the present. He is a geologist with over 35 years of diverse international experience in the mining industry. He is currently the Chief Operating Officer of Minera Andes Inc., a position he has held since March 2009. Minera Andes is a production stage Canadian public company traded on the Canadian Ventures Exchange and the NASD OTCBB. Previously he worked for Coeur d'Alene Mines Corporation, a public company traded on the New York Stock exchange, for 18 years where he was President of South American Operations and prior to that Vice President of Business Development. Between April 2004 and September 2005, he was the President and Chief Executive Officer of American International Ventures, and is currently serving as a director of that company. American International Ventures is a U.S. gold exploration company that trades on the NASD OTCBB. He has a BS degree in geology from the Mackay School of Mines at the University of Nevada and an MS degree in geology from the University of Idaho. He has completed graduate studies in international business management at the Whitworth University School of Global Management and Commerce in Spokane, Washington and the Program for Management Development at the Harvard School of Business. He is a past President and honorary Life Member of the Northwest Mining Association and a Registered Professional Geologist.

In accordance with General Instruction B.2 of Form 8-K, the information in Item 5.02 of this report, including the exhibits attached hereto which are incorporated herein by reference, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01   **Financial Statements and Exhibits**

(d)   Exhibits

         99.1   Press release dated October 22, 2009*

*Furnished to, not filed with, the Commission pursuant to Item 5.02 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        GOLDRICH MINING COMPANY
                                        (Registrant)

Dated: October 23, 2009   By: /s/ Ted R. Sharp
                                                Ted R. Sharp
                                                Chief Financial Officer

Exhibit 99.1

Press Release 6-09



Goldrich Announces Appointment of William Schara as CEO

Spokane WA – October 22, 2009 - **Goldrich Mining Company (GRMC) (the "Company" or "Goldrich")** announces Mr. William Schara has been appointed Chief Executive Officer ("CEO") and President of the Company effective immediately and Mr. Jim Duff will replace Mr. Schara as Chairman of the Board. Mr. Duff, an independent director, was the former Chairman of the Board of Goldrich. Mr. Richard ("Dick") Walters, the current President of the Company, will continue as Chief Operating Officer.

Mr. Schara, a Certified Public Accountant, has more than 25 years experience in finance and accounting in the mining industry. Mr. Schara was recently the CEO of Nevoro Inc., a publicly traded Canadian exploration mining company on the Toronto Stock Exchange, which recently merged with Starfield Resources Inc. Mr. Schara was also the former Chief Financial Officer of Minera Andes Inc. and Yamana Gold Inc. (formerly Yamana Resources Inc.) and is currently a Director of Marifil Mines Limited, a Canadian exploration company traded on the Canadian Ventures Exchange.

Concerning the new management appointments, the Company would like to give special thanks to Mr. Walters for his dedication and service. Mr. Schara comments, "Dick's exceptional perseverance, loyalty to investors, hard work and leadership have built a solid foundation on which the Company can grow. At his urging and as part of his foresight, we are enhancing the management team to allow Goldrich to continue growing into the next phase. The Company recently completed a successful test mining operation on our alluvial gold project and we intend to expand into commercial production in the coming year. We believe we now have the right project, the right commodity, and the right people at the right time to make this a very exciting company."

For additional information regarding Goldrich or this news release, contact Mr. Schara: telephone (509) 748-4468. Goldrich Mining Company maintains a comprehensive Web site at www.goldrichmining.com.

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Goldrich Mining Company is engaged in the business of the discovery and mining of gold deposits. This endeavor carries certain risks that are commensurate with the potential rewards of such efforts. These risks cannot be quantified and should not be taken lightly.

Forward-Looking Statements

Except for historical information contained herein, the statements in this Press Release are forward-looking statements that are made pursuant to the safe harbor provisions in the Private Securities Legislation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Goldrich Mining Company's actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition; the Company's ability to continue with corporate spending priorities; the Company's ability to secure additional financing; the execution of the Company's test production program at its Chandalar property; the existence and extent of gold deposits at the Chandalar property; and risks inherent in the Company's operations. Often, but not always, forward-looking statements (1) can be identified by the use of words such as "continue", ''efforts'', "point up", ''potential'', ''thought'', and ''look forward'', or variations (including negative variations of such words and phrases); or (2) state that certain actions, events or results ''will'' be taken, occur or be achieved. The Company makes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.